February 2, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Guerrilla RF, Inc.

Registration Statement on Form S-1 (“Registration Statement”)

Filed December 23, 2021

File No. 333-261860

Dear Sir or Madam:

On behalf of Guerrilla RF, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement filed by the Company on December 23, 2021.

The Amended Registration Statement is filed in response to the staff’s comment letter dated January 19, 2022. To aid in your review, I have repeated the staff’s comments followed by the Company’s responses and, where applicable, have indicated where the Registration Statement has been revised in response to the comments.

Anti-takeover provisions in our charter documents, page 34

1. We note the disclosure here indicates that your “bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.” However, Amended and Restated Certificate of Incorporation filed as Exhibit 3.2 includes an exclusive forum provision that specifies the Delaware Court of Chancery as the exclusive forum. Please reconcile this apparent inconsistency.

Response:	Please see the risk-factor headed “Anti-takeover provisions in our charter documents and under Delaware law …”, beginning on page 34 of the Amended Registration Statement, which describes the relationship between the exclusive forum provisions in the Company’s Certificate of Incorporation and its Bylaws. The same description is also provided in the section headed “Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions - Choice of Forum,” beginning on page 95 of the Amended Registration Statement. We believe that the Company’s exclusive forum provisions are consistent, with the Certificate of Incorporation being silent on actions arising under the Securities Act (and the Exchange Act).[1] The provision in the Company’s Bylaws addresses exclusive forum with respect to claims arising under the Securities Act. As described in the same risk-factor and section, neither the Company’s Certificate of Incorporation nor its Bylaws addresses choice of forum with respect to claims arising under the Exchange Act; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. The Company previously provided near-identical disclosures in its Current Report on Form 8K, filed with the SEC on October 27, 2021, and will continue to do so in future Securities Act and the Exchange Act registration statements and filings.

[1]	Section 10.04 of the Company’s Bylaws provide that in the event of a conflict, the Certificate of Incorporation controls.

Division of Corporation Finance

February 2, 2022

Intellectual Property, page 46

2. We note your disclosure on page 46 that your intellectual property includes patents, and trademarks, and that you have two patents expiring in February 2034. Please expand your disclosure to include, to the extent material to an understanding of your company, the duration of your trademarks. See Item 101(h)(4)(vii) of Regulation S-K.

Response:	Please see the disclosure on page 46 of the Amended Registration Statement, which has been supplemented in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 51

3. Based on the material amount of sales to the significant customer during each period presented, it appears to us you should consider identifying the significant customer or explain why you do not believe such disclosure is necessary. Also, please clarify or reconcile the disclosures regarding the numbers and percentages of sales attributable to significant customers disclosed in MD&A and the notes to the financial statements with the disclosures under risk factors on pages 13 and 23.

Response:	Please see pages 53, 54 and 56 of the Amended Registration Statement, where the Company identifies Richardson RFPD, Inc. (“RFPD”) as a major customer. The Company’s distribution agreement with RFPD was previously filed as an exhibit to the Company’s Current Report on Form 8K, filed with the SEC on October 27, 2021. Pursuant to the terms of the agreement, RFPD purchases products directly from the Company. Accordingly, RFPD is identified as a “customer” of the Company. RFPD sells the Company’s products to dozens of “end-user customers”, i.e. the ultimate customer that utilizes or incorporates the Company’s products into its own products or solutions whether it purchased the product directly from the Company or from a third party. In order to provide detailed disclosure, the Registration Statement discloses revenues attributable to RFPD and separately discloses revenues attributable to end-user customers, some of whom may have acquired the Company’s products from a “distribution-customer”, i.e. a customer that purchases products for the purpose of selling to a third-party rather than for its own use. In order to clarify where the Company is referring to end-user customers rather than direct customers, the Company has added the terms “end-user customer” and “distribution-customer” to the Glossary of Terms and Abbreviations on page 40 of the Amended Registration Statement and, where appropriate, used these terms through-out the Amended Registration Statement, including the risk factors on pages 13 and 23 of the Amended Registration Statement.

Division of Corporation Finance

February 2, 2022

Liquidity and Capital Resources, page 57

4. Please disclose and discuss the terms of the recent private placement offering including, the amount raised, how you intend to use the offering proceeds, and the estimated time period you expect the offering proceeds will fund operations.

Response:	Please see the section headed “Liquidity and Capital Resources” on page 57 of the Amended Registration Statement, which has been supplemented in response to this comment.

Executive Compensation, page 69

5. Please update your compensation disclosure as of the fiscal year ended December 31, 2021. See Item 402 of Regulation S-K.

Response:	Please see the section headed “Executive Compensation” beginning on page 69 of the Amended Registration Statement, which has been supplemented in response to this comment.

Selling Stockholders, page 85

6. It appears that some of the selling stockholders are broker-dealers or affiliates of broker-dealers, including AMB Investments, LLC. Please identify any selling stockholders who are broker-dealers or affiliates of broker dealers. For any broker-dealers, disclose how they obtained their securities, including whether they received their securities as underwriting compensation. For any affiliates of broker- dealers, disclose whether they purchased their securities in the ordinary course of business and, at the time of the purchase, had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Response:	Based upon information supplied to the Company on behalf of each selling stockholder, no selling stockholder is a broker-dealer. Please see the footnotes (3), (4), (6), (7), (9), (17), (21), (22) and (23) to the “Selling Stockholders” table beginning on page 85 of the Amended Registration Statement, which have been supplemented in response to this comment, identifying certain selling stockholders as affiliates of a broker-dealer.

Division of Corporation Finance

February 2, 2022

7. Please briefly describe the transactions from which the selling stockholders initially received their shares and the exemption relied upon from registration.

Response:	As reported in the Form 10 filed by the Company with the SEC on January 4, 2021, “On November 13, 2020, the Company issued (i) an aggregate of 4,750,000 shares of Common Stock to Mark Tompkins, a director of the Company, for an aggregate purchase price equal to $475 representing amounts advanced by Mr. Tompkins to counsel for the Company in connection with the formation and organization of the Company and (ii) an aggregate of 250,000 shares of Common Stock to Ian Jacobs, an officer and director of the Company, for an aggregate cash purchase price equal to $25, pursuant to the terms and conditions set forth in the Common Stock Purchase Agreement with each person. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Common Stock Purchase Agreements are attached hereto as Exhibit 10.2 and Exhibit 10.3, respectively.”

Prior to the Merger and the Offering, all of the shares of the Company (5,000,000 shares of common stock) were held by Messrs. Jacobs and Tompkins, the sole directors of the Company prior to the Merger. Pursuant to Assignment of Shares dated as of October 21, 2021, Mr. Tomkins transferred and assigned (i) 250,000 shares of common stock to Jeffrey B. Shealy, an “accredited investor” for certain services provided to Mr. Tomkins and his company, Montrose Capital Partners Limited; and (ii) a total of 25,000 shares of common stock to Sichenzia Ross Ference LLP and Barrett S. DiPaolo, each of whom are “accredited investors” for certain services provided to Mr. Tomkins and his company, Montrose Capital Partners Limited. Each of these transfers was exempt from registration pursuant to the Section 4(1½) resale exemption.

Immediately prior to the Merger, an aggregate of 2,025,000 shares of the Company’s common stock were forfeited and cancelled (referred to in the Amended Registration Statement as the “Stock Forfeiture”).

On January 1, 2022, the Company awarded each of the six non-employee directors 12,500 shares of common stock pursuant to the Company’s 2021 Equity Incentive Plan (the “2021 Plan”). Each of the recipients is an “accredited investor,” as defined in Regulation D promulgated by the SEC under Section 4(a)(2) of the Securities Act, and the issuance of the shares was exempt from registration under Section 4(a)(2) and Rule 506 of Regulation D. It is intended that the 2021 Plan and the shares to be issued thereunder will shortly be registered with the SEC upon the filing of a Registration Statement on Form S-8.

Each of the other selling shareholders received their shares directly from the Company in connection with the Merger and the Offering (as such terms are defined in the Amended Registration Statement), as described in the section headed “DESCRIPTION OF THE MERGER, THE OFFERING, AND RELATED TRANSACTIONS – Merger Agreement” and “ - The Offering” beginning on page 37 of the Amended Registration Statement. The shares issued in the Merger and the Offering were issued to accredited investors in a private placement exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D.

Division of Corporation Finance

February 2, 2022

Warrants, page 92

8. Please disclose information on your warrants including: (1) the period during which the warrants or rights are exercisable, (2) the amount of warrants outstanding before and after the offering, (3) provisions for changes to or adjustments in the exercise price, and (4) any other material terms of the warrants. See Item 202 of Regulation S-K.

Response:	Please see the section headed “DESCRIPTION OF CAPITAL STOCK – Warrants”, on page 92 of the Amended Registration Statement, which has been supplemented in response to this comment.

Index to Consolidated Financial Statements, page F-1

9. Given that the reverse acquisition occurred on October 22, 2021, subsequent to the date of the historical financial statements provided in the filing, please be advised that if you intend to seek effectiveness of this registration statement prior to providing updated annual financial statements for the year ended December 31, 2021, you should revise the filing to address the following:

●	Provide annual and interim historical financial historical financial statements for Laffin as required by Rules 8-02 and 8-03 of Regulation S-X, since the reverse acquisition occurred after the date of the historical financial statements included in the filing, Laffin’s historical financial statements are the financial statements of the registrant.

Response:	Please see the annual and interim historical financial statements for Laffin beginning on page F- 54 of the Amended Registration Statement.

Division of Corporation Finance

February 2, 2022

●	Continue to present annual and interim historical statements of Guerrilla RF as currently presented and also required by Rules 8-02 and 8-03 of Regulation S-X since, prior to the date of the reverse acquisition, Guerrilla RF’s historical financial statements are the financial statements of the predecessor.

Response:	Confirmed.

●	Provide annual and interim pro forma financial statements that reflect the reverse acquisition and private placement offering as required by Rule 8-05 and Article 11 of Regulation S-X.

Response:	Please see Unaudited Combined Pro Forma Financial Statements for the Year Ended December 31, 2020 and the Nine Months Ended September 30, 2021, beginning on page F-49 of the Amended Registration Statement, which has been supplemented in response to this comment.

●	Provide pro forma earnings per share disclosures for Guerrilla RF that reflect the reverse acquisition, including on page 6.

Response:	Please see the Summary Financial Data table on page 6 of the Amended Registration Statement, which has been supplemented in response to this comment.

Alternatively, if you intend to seek effectiveness of this registration statement subsequent to providing updated annual financial statements for the year ended December 31, 2021, historical financial statements for Laffin and related pro forma financial statements may no longer be required by Article 8 of Regulation S-X since the historical financial statements of the registrant will reflect the reverse acquisition. However, please be advised that subsequent to the date of the reverse acquisition, although Guerrilla RF’s historical financial statements will be the financial statements of the registrant, those historical financial statements should be revised to retro-actively reflect the change in equity that occurred as a result of the reverse acquisition. Refer to ASC 805-40-45-1 through 45-5.

Response:	The Company intends to seek effectiveness of the Amended registration Statement prior to filing its Annual Report on Form 10-K for the year ended December 31, 2021.

Division of Corporation Finance

February 2, 2022

2. Basis of Presentation and Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-12

10. We note that you have disclosed when recently issued accounting standards are effective for you. We note that you did not disclose when you will adopt ASU 2020-05 and ASU 2020-06. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please disclose the dates on which you will adopt recently issued accounting standards, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions. This comment is also applicable to the interim financial statements.

Response:	Please see the Section headed “Recently Issued Accounting Pronouncements” on page 61 of the Amended Registration Statement, which has been supplemented in response to this comment.

Note 5 – Debt, page F-16

11. We note that page F-16 states that on July 28, 2020, the Company entered into a promissory note for $250,000 with a member of its Board of Directors with an interest rate of 12% per annum. Please identify the director and file a written description of the agreement. Refer to Item 601(b)(10) of Regulation S-K and Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

Response:	This promissory note, including the name of the director, is described in the section headed “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS - Thompson Note” on page 77 of the Amended Registration Statement. Upon the closing of the Offering, the principal amount of the note was converted to shares of the Company’s common stock and accrued interest was paid. The note, which is no longer outstanding, is not a material contract under Item 601(b)(10) of Regulation S-K.

Division of Corporation Finance

February 2, 2022

12. Subsequent Events, page F-47

12. We note the disclosure that outstanding convertible notes payable were converted to shares of Laffin common stock. Please quantify the dollar amount of notes payable converted and the number of shares of common stock of Laffin they were converted into.

Response:	Upon the closing of the Merger, the outstanding principal of convertible notes payable totaling $5,988,600 was converted into 3,391,359 shares of the Company’s common stock. This comprised (i) $4.5 million of convertible notes issued prior to 2021 that were converted into 2,647,059 shares of the Company’s common stock at a price of $1.70 per share, and (ii) $1,488,600 of convertible notes issued in 2021 that were converted into 744,300 shares of the Company’s common stock at a price of $2.00 per share. Please see page II-2 of the Amended Registration Statement, which has been supplemented in response to this comment.

Recent Sale of Unregistered Securities, page II-1

13. Please revise to indicate the section of the Securities Act or rule under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Response:	Please see page II-2 of the Amended Registration Statement, which has been supplemented in response to this comment.

Sincerely,

/s/ Iain MacSween